Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

August 22, 2023

VIA EDGAR CORRESPONDENCE

Mark Cowan

Chad D. Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	First Trust Exchange-Traded Fund VIII, on behalf of First Trust Active Global Quality Income ETF, a series of the Registrant File No. 333-272953

Dear Mr. Cowan and Mr. Eskildsen:

We received your oral comments via telephonic conference on July 5, 2023 and July 20, 2023 regarding the Registration Statement on Form N-14 (the “Registration Statement”) for First Trust Exchange-Traded Fund VIII, on behalf of First Trust Active Global Quality Income ETF, a series of the Registrant (the “Fund” or the “Acquiring Fund” and, together with First Trust Dynamic Europe Equity Income Fund (the “Target Fund”), the “Funds”) filed on June 27, 2023. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments.

DISCLOSURE COMMENTS

Comment 1

In the letter to shareholders, please clarify that the Target Fund is a closed-end fund.

Response to Comment 1

The disclosure has been revised as requested to indicate that the Target Fund is a closed-end fund.

Division of Investment Management

August 22, 2023

Comment 2

On page 1 of the Q&A Section, the fourth bullet under “Why does the Target Board recommend the Reorganization?” discusses the unitary management fee. Please explain the expenses of the Acquiring Fund covered by the unitary management fee and the expenses not covered by the unitary management fee. Additionally, please update the expenses from December 31, 2022 to a more recent date where applicable.

Response to Comment 2

The disclosure regarding the unitary management fee has been revised as requested. Expense information has been updated to a more recent date in the applicable sections of the Prospectus.

Comment 3

On page 1 of the Q&A Section, the fourth bullet under “Why does the Target Board recommend the Reorganization?”, compares fees on Managed Assets of the Target Fund and fees on net assets on the Acquiring Fund. Please compare fees of the two Funds on a net asset basis here and throughout the document as appropriate.

Response to Comment 3

The disclosure has been revised as requested throughout the Prospectus to include a comparison of expenses of the Funds on a net asset basis.

Comment 4

On page 1 of the Q&A Section under “Why does the Target Board recommend the Reorganization?”, please explain why the Reorganization is in the best interests of the Target Fund.

Response to Comment 4

The disclosure has been revised to clarify that the Target Board believes the Reorganization is in the best interests of the Target Fund on the basis of the benefits of the Reorganization and the various considerations identified by the Target Board as summarized in part in this Q&A.

Division of Investment Management

August 22, 2023

Comment 5

On page 1 of the Q&A Section under “Why does the Target Board recommend the Reorganization?”, briefly mention the dispute with Bulldog Investors, LLP.

Response to Comment 5

The disclosure has been revised as requested.

Comment 6

On page 1 of the Q&A Section under “Why does the Target Board recommend the Reorganization?”, please include the considerations of the Target Board related to the changes between the Funds’ investment strategies.

Response to Comment 6

The disclosure has been revised as requested to state that the Target Board noted that although the proposed strategy for the Acquiring Fund would broaden the Target Fund’s current mandate from European equities to global equities, the Acquiring Fund would still invest significantly in European equities.

Comment 7

On page 3 of the Q&A Section under “Will shareholders of the Target Fund have to pay any fees or expenses in connection with the Reorganization?”, please disclose the amount of the expected $450,000 expense on a per share basis as well.

Response to Comment 7

The disclosure has been revised as requested.

Comment 8

On page 3 of the Q&A Section under “How will the Reorganization impact ongoing fees and expenses?”, please compare fees on a net asset basis.

Response to Comment 8

The disclosure has been revised as requested to include a comparison of expenses of the Funds on a net asset basis.

Division of Investment Management

August 22, 2023

Comment 9

On page 3 of the Q&A Section under “What are some key differences between a closed-end fund and an ETF?”, consider inserting “like the Target Fund” after “[s]hares of closed-end funds” and deleting “typically” immediately after the referenced disclosure. Additionally, please consider inserting “at market prices” after “on a securities exchange”.

Response to Comment 9

The disclosure has been revised as requested.

Comment 10

On page 3 of the Q&A Section, for the question “Do the Funds have similar investment objectives, strategies and risks?”, consider changing this question to “How do the Funds objectives, strategies and risks compare?” or something similar.

Response to Comment 10

The disclosure has been revised as requested.

Comment 11

On page 4 of the Q&A Section under “How will the Reorganization impact distributions to shareholders of the Target Fund?”, consider stating the percentage differential between the common share distribution rates of the Target Fund and the Acquiring Fund.

Response to Comment 11

The Registrant respectfully declines to provide a specific distribution rate for the Acquiring Fund (and therefore the percentage differential between the Funds’ distribution rates), as the Acquiring Fund has not yet commenced operations and therefore cannot precisely state its distribution rate at this time.

Comment 12

On page 4 of the Q&A Section under “How will the Reorganization impact distributions to shareholders of the Target Fund?”, consider adding “of income” after “to pay distributions” in the first sentence of the second paragraph of the response.

Response to Comment 12

The disclosure has been revised to note that the Acquiring Fund intends to pay distributions “of income” on a quarterly basis.

Division of Investment Management

August 22, 2023

Comment 13

On page 4 of the Q&A Section under “How will the Reorganization impact distributions to shareholders of the Target Fund?, please disclose that the Acquiring Fund will make distributions of long-term capital gains only once a year, if true, and confirm supplementally that the Acquiring Fund does not have exemptive relief to make quarterly distributions of capital gains.

Response to Comment 13

The disclosure has been revised as requested. The Registrant confirms that it does not have exemptive relief to make quarterly distributions of capital gains.

Comment 14

On page 6 of the Q&A Section, there is the question, “[i]f I hold Target Fund shares directly and not in “street name” through a broker-dealer, how will I receive my shares of the Acquiring Fund pursuant to the Reorganization?” Please remove this section if it is not applicable to the Target Fund or the Reorganization or otherwise expand on how the Acquiring Fund intends to ensure accommodations for such direct holders of Target Fund shares.

Response to Comment 14

As there are no shareholders of the Target Fund who hold shares directly rather than in “street name”, the above-referenced Q&A disclosure has been removed.

Comment 15

In the “Important Information for Shareholders” section it states, “[i]f you simply sign and return the proxy card without indicating how you wish to vote, we’ll vote it in accordance with the recommendation of the Board of Trustees…” Please instead state that the proxy will be voted in favor of the proposal.

Response to Comment 15

The disclosure has been revised as requested.

Division of Investment Management

August 22, 2023

Comment 16

On page ii of the Prospectus, please incorporate by reference the 2023 Semi-Annual Report of the Target Fund, if available.

Response to Comment 16

If available, the Registrant will incorporate by reference into the Prospectus the Target Fund’s Semi-Annual Report for the fiscal period ended June 30, 2023. However, the Registrant anticipates the Prospectus and the Registration Statement will be finalized prior to the date such report is due and available.

Comment 17

On page 1 of the Prospectus where the tax-free basis of the Reorganization is discussed under “The Proposed Reorganization”, please include a cross reference to the tax discussion later in the Prospectus.

Response to Comment 17

The disclosure has been revised as requested.

Comment 18

On page 1 of the Prospectus under “The Proposed Reorganization”, please disclose the $450,000 expense relating to the Reorganization on a per share basis.

Response to Comment 18

The disclosure has been revised as requested.

Comment 19

On page 1 of the Prospectus under “The Proposed Reorganization”, please disclose the repositioning costs associated with the Reorganization as disclosed in the Q&A.

Response to Comment 19

The disclosure has been revised as requested to include the expected repositioning costs in advance of the Reorganization.

Division of Investment Management

August 22, 2023

Comment 20

On page 2 of the Prospectus under the second bullet point for “Background and Reasons for the Proposed Reorganization”, please explain how the new ETF structure is potentially more tax efficient.

Response to Comment 20

The disclosure has been revised as requested to include a discussion on the potential tax efficiencies of the ETF structure compared to the closed-end fund structure.

Comment 21

On page 3 of the Prospectus in the last paragraph under “Material Federal Income Tax Consequences of the Reorganization”, please include disclosure on costs of repositioning in the aggregate and on a per share basis. Additionally, please include here the disclosure that appears previously that based on the Target Fund’s current holdings and existing capital loss carryforwards, it is not anticipated that the portfolio repositioning will result in taxable gains.

Response to Comment 21

The disclosure has been revised as requested to include the costs of repositioning in the aggregate and on a per share basis. Disclosure that the repositioning is not expected to result in taxable gains is already included in the above-referenced paragraph.

Comment 22

Please move the Fees and Expenses table and the Example to the end of the Synopsis section and add a summary of the principal risks comparison of the Funds and risks of the Reorganization to the Synopsis.

Response to Comment 22

The disclosure has been revised as requested.

Comment 23

In the Fees and Expenses table and the Example, please ensure that these fees and expenses are current and add a comparison of the expenses of the Funds on a net assets basis.

Response to Comment 23

The Fees and Expenses table has been updated to a more recent date and has added a comparison of the Funds’ expenses on a net assets basis.

Division of Investment Management

August 22, 2023

Comment 24

Please bold the last sentence in the first paragraph of the Fees and Expenses section which states, “[i]nvestors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.”

Response to Comment 24

The disclosure has been revised as requested.

Comment 25

In the Fees and Expenses table, please remove footnote 5 and include this disclosure elsewhere as appropriate.

Response to Comment 25

The disclosure has been removed as requested.

Comment 26

Please incorporate any changes made to the Acquiring Fund’s investment objectives, strategies and policies in connection with comments given on the Acquiring Fund’s N-1A into the Prospectus as applicable.

Response to Comment 26

The Registrant confirms that any changes made to the Fund’s investment objectives, strategies and policies in connection with the review of the N-1A will be incorporated into the Registration Statement as applicable.

Comment 27

On page 8 under “Distributions and Dividend Reinvestment Plan”, please state that the exemptive order allowing for a managed distribution policy will not be applicable to the Acquiring Fund.

Response to Comment 27

The disclosure has been revised as requested.

Division of Investment Management

August 22, 2023

Comment 28

On page 23 under “Expenses”, please disclose the $450,000 expense relating to the Reorganization on a per share basis. Additionally, please include disclosure on the costs of repositioning in the aggregate and on a per share basis

Response to Comment 28

The disclosure has been revised as requested.

Comment 29

Please supplementally confirm that the disclosure under “Background and Trustees’ Considerations Relating to the Proposed Reorganization” includes the potential material adverse factors of the Reorganization considered by the Board.

Response to Comment 29

The above-referenced disclosure summarizes the relevant potential material adverse factors considered by the Board in approving the Reorganization.

Comment 30

On page 25 under “Background and Trustees’ Considerations Relating to the Proposed Reorganization” it states, “First Trust also discussed other options, recommendations and considerations with the Board at the meetings” but in the bullet point “Alternatives to the ETF Conversion” no other recommendations are discussed. Please include any other recommendations made to the Board and indicate who made such recommendation.

Response to Comment 30

The disclosure has been revised to remove “recommendations” from the referenced disclosure.

Comment 31

On page 26 the last sentence of the bullet point “Comparison of Fees and Expense Ratios”, discusses the unitary fee and breakpoints. Please include this breakpoint disclosure earlier in the Prospectus.

Response to Comment 31

As the Acquiring Fund is not likely to reach a threshold in its breakpoint schedule in the foreseeable future that would reduce the unitary fee, the Registrant respectfully declines to add the requested disclosure to the earlier sections of the Prospectus.

Division of Investment Management

August 22, 2023

Comment 32

On page 27 the first sentence of the bullet point “Fund Performance and Distribution Rates” states that, “[t]he Board reviewed the historical performance of the Target Fund and of the proposed strategy for the Acquiring Fund, noting that historical investment returns of the proposed strategy for the three-year and five-year periods ended February 28, 2023 were more favorable…” Please explain how the Board reviewed the historical investment returns of the proposed Acquiring Fund strategy when it has not commenced operations. If the Board reviewed back tested returns, please clarify that the historical investment returns were hypothetical or modeled returns.

Response to Comment 32

The disclosure has been revised as requested to clarify that the Board reviewed the historical performance of an account managed in the proposed strategy for the Acquiring Fund.

Comment 33

On page 27 the bullet point “Expenses of the ETF Conversion” states, “shareholders of the Target Fund who continue as shareholders of the Acquiring Fund after the ETF Conversion would recoup the direct and indirect costs of the ETF Conversion in approximately 0.35 to 0.71 years…” Please present this disclosure in months rather than tenths of a year.

Response to Comment 33

The disclosure has been revised as requested.

Comment 34

On page 49 under “Charter Documents”, please incorporate any changes made to the Acquiring Fund’s policies in connection with comments given on the Acquiring Fund’s N-1A into the Prospectus as applicable.

Response to Comment 34

The Registrant confirms that any changes made in connection with the review of the N-1A will be incorporated into the Registration Statement as applicable.

Division of Investment Management

August 22, 2023

Comment 35

On page 57 the second paragraph under “How to Buy and Sell Acquiring Fund Shares” states, “If the Acquiring Fund has foreign investments in a country where a local market holiday, or series of consecutive holidays, or the extended delivery cycles for transferring foreign investments to redeeming authorized participants prevents the Acquiring Fund from delivering such foreign investments to an authorized participant in response to a redemption request, the Acquiring Fund may take up to 15 days after the receipt of the redemption request to deliver such investments to the authorized participant.” Please supplementally provide the legal basis under Section 22(e) for the Acquiring Fund to delay redemption under these circumstances.

Response to Comment 35

The legal basis for the above-referenced redemption arrangements is provided under Rule 6c-11(b)(4) of the 1940 Act.

Comment 36

On page 63 under “General Information”, please consider including “may not deliver uninstructed shares (broker non-votes) and” prior to “may not vote such customer’s shares on the Proposal . . . .” Additionally, please consider including “and accordingly such shares will not count as present for quorum purposes or for purposes of Section 2(a)(42) of the 1940 Act” after “being considered at the Meeting”.

Response to Comment 36

The disclosure has been revised to indicate that, for purposes of the Meeting, as broker non-votes are not expected, broker non-votes will not be counted for determining quorum or the vote.

Comment 37

On page 63 under “General Information” it states, “Broker-dealers who are not members of the NYSE may be subject to other rules, which may or may not permit them to vote customer shares without instruction.” Please confirm this statement is accurate and that NYSE Rule 452 does not apply to all brokers. If not, please remove this sentence.

Response to Comment 37

Without speaking as to the accuracy (or inaccuracy) of the above-referenced statement, such disclosure has been removed from the Prospectus.

Division of Investment Management

August 22, 2023

Comment 38

In the Statement of Additional Information, please incorporate any changes made to the Acquiring Fund in connection with comments given on the Acquiring Fund’s N-1A as applicable.

Response to Comment 38

The Registrant confirms that any applicable changes made to the N-1A of the Acquiring Fund in connection with the Staff’s review of the N-1A will be incorporated into the Registration Statement as well.

Comment 39

In the Statement of Additional Information under “Financial Statements”, please include hyperlinks to the financial statements that are being incorporated by reference.

Response to Comment 39

The Registrant confirms that financial statements being incorporated by reference into the Registration Statement will be hyperlinked in any amended filings.

Comment 40

Please include an updated auditor’s consent with any amended filing of the Registration Statement.

Response to Comment 40

The Registrant confirms that an updated auditor’s consent will be included in any amended filings of the Registration Statement.

Comment 41

The Registration Statement states that the Acquiring Fund will not adopt the prior performance of the Target Fund. Please supplementally disclose to the Staff what the basis is for the Acquiring Fund not adopting the prior performance of the Target Fund or amend this disclosure to state that the Acquiring Fund is adopting the Target Fund’s prior performance and include the Target Fund’s prior performance in the Registration Statement.

Response to Comment 41

The Registration Statement has been revised to state that the Acquiring Fund is adopting the Target Fund’s performance history and the Target Fund’s performance history has been added to the Registration Statement.

Division of Investment Management

August 22, 2023

ACCOUNTING AND FINANCIAL COMMENTS

Comment 1

On page 2 of the Q&A Section, the fourth bullet under “Why does the Target Board recommend the Reorganization?”, discusses the expense ratios of the Funds. In this discussion, the expenses of the Target Fund are discussed in relation to “Managed Assets.” Throughout the Prospectus, including in the Fee Table and the expense example, please use an expense ratio for the Target Fund that is based on net assets as required by Form N-14.

Response to Comment 1

The Prospectus, including the Fee Table and the expense example, has been updated as appropriate to include an expense ratio for the Target Fund that is based on net assets.

Comment 2

Please confirm in correspondence that there will be no limitation on the use of the Target Fund’s capital loss carryforwards by the Acquiring Fund.

Response to Comment 2

The Registrant confirms that there is no limitation on the use of the Target Fund’s capital loss carryforwards by the Acquiring Fund.

Comment 3

In the Capitalization table on page 28 of the Prospectus, please ensure that this table includes the impact of any estimated costs of the Reorganization with respect to the Target Fund. Additionally, please include a footnote to the table disclosing the amount of any estimated costs of the Reorganization included in the table.

Response to Comment 3

The Capitalization table has been updated to include all estimated costs of the Reorganization with respect to the Target Fund and a footnote disclosing such costs.

Division of Investment Management

August 22, 2023

Comment 4

Please include disclosure in the Prospectus as to which Fund will be the Accounting Survivor of the Reorganization. Depending on which Fund is determined to be the Accounting Survivor, the Staff may have additional comments.

Response to Comment 4

The Registrant confirms that the Target Fund will be the accounting survivor of the Reorganization and disclosure indicating as to the foregoing will be added to the Prospectus.

* * * * * * * * * * * * * * * * * * * * *

Please call me at (312) 845-3850 or Myles O’Kelly at (312) 845-2974 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,
Chapman and Cutler LLP
By:	/s/ Roy Kim
Roy Kim

cc: Chris Fallow

Don Swade

W. Scott Jardine

Kristi Maher

Erin Klassman